FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

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CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management’s views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Paris, March 4, 2004

PRESS RELEASE

2003 Results:

SUEZ records improved operating performance in Energy and Environment,

achieves its Action Plan objectives and forecasts return to profits in 2004

SUEZ Board of Directors meeting March 3, 2004, chaired by Gérard Mestrallet, approved the results for the financial year ended December 31, 2003. The accounts will be submitted for approval to the Annual General Shareholders’ Meeting, April 27, 2004. The Board of Directors has approved the Group strategy based on the simultaneous and sustainable development of its two business sectors.

Announced January 9, 2003, the 2003-2004 Action Plan has been executed, and exceeds the announced objectives. The full cost of the Plan has been charged to 2003 income. In a difficult economic environment, SUEZ posted good operating performance and vigorous organic growth in its main business sectors. With its divestments in the communications sector (Coditel, Codenet, Paris Première, M6, Noos) and disposals of its equity investments, the Group has strengthened its core-business focus and stabilized its corporate structure.

-	Action Plan: every objective for year-end 2004 met by February 2004

-	net debt reduced by half, from EUR 28.2 billion to EUR 15 billion at the end of 2003, and further to EUR 13.9 billion by the end of February 2004;

-	cost reductions: EUR 585 million in 2003 (compared with the announced objective of EUR 500 million). New objective for 2004 of EUR 900 million (further impact of EUR 315 million);

-	more selective investment criteria; investments reduced by 50%;

-	sharp reduction in working capital needs (a decrease of EUR 769 million in 2003);

-	reduction by nearly 30% of capital employed in emerging markets.

-	2003 results: good operating performances in a year marked by the implementation of the Action Plan

-	organic revenue growth: EUR 39.6 billion (+ 6.1%);

-	EBITDA organic growth: EUR 6,011 million (+4.9%);

-	strong EBIT organic growth: EUR 3,203 million (+13.2%);

-	net current income Group share growth: EUR 747 million (+29%, excluding exchange rate fluctuations and changes in Group structure);

-	positive net cash flow;

-	marked improvement in return on capital employed (ROCE): + 8.5% (+ 7.6% in 2002);

-	the action plan being achieved, all associated costs are charged to 2003 income. Consequently, net result Group share is EUR –2,165 million.

-	Outlook for 2004/2006: strategic focus on energy and environment, return to net profit and pursuit of growth of operating results

-	average organic growth for revenues and EBITDA between 4% and 7%;

-	return to positive net results in 2004, with strong growth of net current results Group share during the period;

-	investments: on average EUR 4 billion per year;

-	improvement in cash flow generation: self-financing all investments and dividends as of 2005;

-	strong growth in return on capital employed, with the objective of reaching 11% in 2006.

-	Board of Directors recommends Annual General Shareholders’ meeting maintain net dividend at EUR 0.71 per share. Payment May 3, 2004.

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Gérard Mestrallet, SUEZ Chairman and CEO, commented on these results:

“Our 2003 key events were the early achievement of the objectives of our Action Plan, successful financial restructuring and consolidation, and the focus on the Energy and Environment businesses. The significant impact of changes in Group structure, and exceptional charges arising from the implementation of the Action Plan were all charged to 2003 income. Today, SUEZ has a strong balance sheet, a financial structure adequate for our needs, and improving financial ratios. The Group set challenging objectives for operating performance improvements, and made adjustments to its business model which increased its efficiency, improved its effectiveness, and enhanced its profitability, with a capacity to generate recurring cash flow. SUEZ is ready to seize selective business opportunities in mature markets.”

1.	Action Plan: every objective for year-end 2004 achieved by February 2004

•	Net debt was reduced by half, to EUR 13.9 billion in February 2004

By December 31, 2003, net debt was reduced to EUR 15 billion (versus EUR 28.2 billion at June 30, 2002). With disposals that occurred at the beginning of the year, including the M6 stake, net debt was down to EUR 13.9 billion, a 50% reduction rather than the announced target of a third.

•	Cost reductions were greater than the announced targets

Cost reductions for 2003 came to EUR 585 million, above the objective set in July 2003.

For the full year 2004, the Group’s operating performance will benefit from cost savings amounting to EUR 900 million1, i.e. an additional impact of EUR 315 million. At the operating profit level, this figure is 54% higher than cost reductions achieved in 2003 and by 70% compared with the target announced in January 2003 on a comparable structural basis (EUR 530 million2 for the full year 2004, excluding Nalco and Puerto Rico which contributed EUR 50 million and EUR 20 million respectively).

Overall, for the 2003-2004 period, total Optimax cost reductions come to nearly EUR 1.5 billion.

•	Investment control

Investments were reduced by close to 50% during 2003, excluding the increased stake in Electrabel, which was raised to 50.1% (EUR 600 million), without impairing the organic growth. These investments amounted to EUR 4.3 billion in 2003 compared to EUR 6.8 billion in 2002 and an announced level of EUR 4.5 billion. The EUR 4.3 billion figure is in line with the annual average investment level of EUR 4 billion and with the investment requirements of the Group’s new structure.

•	Sharp reduction in working capital needs

The Group’s working capital requirements were reduced by EUR 769 million in 2003.

•	Reduction of risk exposure to emerging countries

The Group’s exposure to emerging markets has been reduced by nearly 30%: capital employed in these markets amounted to EUR 6.2 billion at the end of 2003, compared with EUR 7.9 billion at the end of 2002 and EUR 10.3 billion at the start of 2002.

Among actions implemented:

-	refinancing in local currencies (Thailand, Chile)

-	cancellation of insufficiently profitable contracts

-	new partnerships.

[1]	Out of which a 743 million impact on EBITDA
[2]	Out of which a 448 million impact on EBITDA

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2.	2003 results: good operating performance in a year marked by the implementation of the Action Plan

•	Revenues practically stable, despite asset disposals, with a clear progression in organic growth

Group revenues, with an organic growth of 6.1%, totaled EUR 39.6 billion for 2003 compared with EUR 40.8 billion in 2002.

The satisfactory level of organic revenue growth within the new redefined Group structure, paved the way for a practically stable revenue figure (-2.8%), despite the impact of disposals and unfavorable exchange rate movements. SUEZ has implemented its Action Plan without impairing its growth potential.

Most 2003 revenues (90% of the total) were generated in Europe and North America, 80% of which came from Europe.

•	Improved operating performance: all the performance indicators show growth

- EBITDA growth

Total EBITDA (EUR 6,011 million) produced 4.9% organic growth (-17.1% overall due mainly to the sale of Nalco, the partial disposal of Northumbrian Water and equity method accounting for Elia), versus +3.3 % in 2002.

Energy EBITDA totaled EUR 4,001 million, with 8.3% organic growth due principally to EGE’s natural gas activities and to EGI’s strong organic growth (startup of new power plants and LNG). Due to unfavorable foreign exchange fluctuations and changes in Group structure (Elia being accounted under the equivalent method), Energy EBITDA was down slightly (-3%).

Environment EBITDA apart from Nalco totaled EUR 1,944 million, with 4.7% organic growth. This performance was the result mainly of sustained organic growth in the water and waste services businesses in France and Europe. Due to unfavorable foreign exchange fluctuations and changes in Group structure, Environment EBITDA (excluding Nalco) was down EUR 409 million (-17.4%), under the effect of the Northumbrian and Cespa disposals and unfavorable foreign exchange fluctuations.

- EBIT shows strong organic growth

EBIT amounted to EUR 3,203 million, with an organic growth of +13.2%. Energy and Environment (excluding Nalco) EBIT respectively rose +11.9% (EUR 2,490 million) and + 22.8% (EUR 819 million).

- Net current income grew 29% on the basis of a constant exchange rate and Group structure

Net current income, Group share, totaled EUR 747 million, a 29% increase on a constant exchange rate and Group structure basis. This growth is driven both by Energy and Environment activities.

Including the impact of exchange rate fluctuations and changes in Group structure, net current income, Group share, was down from 2002 (-14.2%) as a result of disposals, unfavorable exchange rate fluctuations, and a reduction in dividends received after the sale of equity investments.

- Positive net cash flow, before assets disposals and after more than EUR 4 billion in investments

Cash Flow (EUR 3.7 billion) and the sharp reduction of working capital requirement (EUR 769 million) cover all the development and maintenance investments (including financial investments), leaving a positive net cash flow of EUR 137 million, before assets disposals.

- Return on capital employed increased by 1%

Return on capital employed (ROCE) was up, and attained 8.5% in 2003 versus 7.6% in 2002.

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•	Full Action Plan cost fully accounted for in the 2003 financial results

-	The full cost of restructuring, disposals, and marking to market charged to 2003 results

The Action Plan was a one-time expense in 2003. Its benefits will be progressively felt over time, giving SUEZ new opportunities to increase cash flow and enhance profitability.

Exceptional losses in 2003 were EUR 2.9 billion.

The majority of exceptional expenses were recorded during first-half 2003 (EUR 2.1 billion). Those items recorded during the second half related to:

-	the impact of additional “Optimax” measures.

-	the cancellation of insufficiently profitable contracts (mainly Puerto Rico).

-	additional provisions marking communications assets to market.

-	value adjustments (USA, Germany essentially).

-	Net results Group share

Consequently, Net losses came to EUR 2,165 million.

Capital gain on the M6 disposal (approximately EUR 750 million) will be booked under exceptional items for the first half of 2004.

3.	Dividend maintained

The Board of Directors has decided to recommend to Annual General Shareholders’ Meeting on April 27, 2004 that the net dividend be maintained at its 2003 level, of EUR 0.71. This demonstrates the Board confidence in the Group’s profitable growth prospects. Dividend payment will be made May 3, 2004.

4.	Outlook for 2004-2006: strategic focus on Energy and Environment, return to net profit and pursuit of growth of operating results

•	SUEZ, a services Group, with a business strategy based on energy and Environment

The Board of Directors noted that the Group has evolved toward a secure profitable growth model and now has additional room for maneuver to pursue its development.

Consequently, the Board of Directors has approved the Group strategy based on the simultaneous and sustainable development of its two business sectors: Energy and Environment.

In Energy, this strategy is based on bolstered positions in Europe (especially France, with the opening of the energy market July 1, 2004) and on selective international development from strong positions in the United States, Brazil, Thailand and LNG.

In Environment, the priority is organic growth, particularly in Europe, sustained in large part by more stringent environmental standards. Internationally, emphasis is placed on promising growth markets (China) and activities (water engineering).

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•	Outlook for 2004/2006

-	average organic growth for revenues and EBITDA between 4% and 7%;

-	return to positive net result in 2004, with strong growth of net current result Group share during the period;

-	investments: on average EUR 4 billion per year;

-	improvement in cash flow generation: self-financing all investments and dividends starting in 2005;

-	strong growth in ROCE, with the objective of reaching 11% in 2006.

SUEZ, (www.suez.com) a worldwide industrial and services Group, active in sustainable development, provides companies, municipalities, and individuals innovative solutions in Energy and the Environment. SUEZ is listed on the Euronext Paris, Euronext Brussels, Luxembourg, Zurich and New York Stock Exchanges.

Disclaimer Regarding Forward-Looking Statements

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears and will appear in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the French Autorité des Marchés Financiers. The present forward-looking statements are made as of the date of the present release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press Contacts:	Contacts for financial analysts:
France:	Arnaud Erbin: +331 4006 6489
Anne Liontas: +331 4006 6654	Eléonore de Larboust: +331 4006 1753
Antoine Lenoir: +331 4006 6650	Bertrand Haas: +331 4006 6609
Catherine Guillon: +331 4006 6715
Belgium:
Guy Dellicour: +322 507 02 77

This release is also available on the web site: http://www.suez.com

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Summary balance sheet at 12/31/03

In €m

ASSETS	12/2002	12/2003	LIABILITIES	12/2002	12/2002
			Equity, group share	10,578	6,896
Fixed assets	56,990	41,629	Minority interests	5,191	4,847
			Total equity	15,768	11,743
Current assets	18,622	16,618	Spec. accts. Concessions	4,849	4,847
			Provisions	10,208	10,440
			Financial liabilities	34,545	26,694
Cash* and cash equiv.	8,539	11,703	Other liabilities	18,781	16,226
TOTAL ASSETS	84,151	69,950	TOTAL LIABILITIES	84,151	69,950

*	includes €1900 m in marketable securities due > 3 months

Summary income statement

In €m	2002*	2003
Revenues	40,784	39,622
Operating income before amortization and provisions	6,779	5,727
Amortization and provisions	(3,071)	(2,522)
Financial income (loss)	(976)	(880)
Earnings before exceptional items and tax	2,732	2,325
Exceptional income (loss)	(1,784)	(2,757)
Tax	(657)	(721)
Equity affiliates	51	166
Minority interests	855	941
Amortization of goodwill, grp share	(350)	(236)
Net income, group share	(863)	(2,165)

*	published 2002 after offsetting energy trading purchases and sales

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Cash Flow statement

In €m	2002	2003
Cash flow	4,857	3,727
Change in working capital requirements*	(30)	769
Cash flow from operating activities	4,827	4,496
Tangible and intangible investments	(4,158)	(2,804)
Financial investments	(4,174)	(1,502)
Disposals and other investment flows	5,131	7,914
Cash flow from investment activities	(3,201)	3,608
Dividends paid	(1,646)	(1,593)
Balance of reimbursement of debt / new debt	3,383	(4,489)
Other cash flows	(17)	(108)
Cash flow from financial activities	1,720	(6,190)
Impact of currency, accounting practices and other	(357)	15
Cash and cash equivalents at the beginning of the year	4,886	7,875
Total cash flows for the period	2,989	1,928
Cash at year-end**	7,875	9,803

*	Includes change in quasi-liquid market. sec. ** Quasi-liq. marketable sec. (< 3 mon), i.e. 3,115 €M€ at 12/31/03 + cash equivalents (6,588 €M at 12/31/03)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : March 4, 2004	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary